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                                                                    EXHIBIT 99.9

DOW JONES

INTERVIEWEE: VIVEK PAUL

DOW JONES: If I look at your results, it is an 8.6% rise quarter on quarter, I mean over the previous $241 million guidance that you have given for the third quarter. Where is the growth coming from?

VIVEK PAUL: First of all it is quarter on quarter. Over a year ago, we would be much higher than we were. In terms of the growth, actually the good thing that we are seeing is growth across the board. So, we saw a good growth in the technology businesses, and in the technology businesses I think we had a 15% sequential growth, and what we saw was even telecom was growing, and particularly what was growing in there was semiconductor works, and growth in intellectual property and system architecture, as well as storage, and then taking full product ownership for some of the telecom products. On the IT side, what we saw was that we had pretty strong growth in the banking and financial services this quarter, and we saw some of the advanced services growing faster; infrastructure services, package implementation, etc. So, I would say that that is kind of the mix of what we saw in the past quarter but looking forward, what is driving it is really this across the board growth.

DOW JONES: What has been Spectramind's contribution. I mean, has it outpaced the growth over IT services?

VIVEK PAUL: So, if you look at the overall growth that we had for the quarter it was about 13% in the IT services side and 22% on the Spectramind,

DOW JONES: Nervewire has cut its losses further; I mean Mr. Senapaty says that it is likely to cut down the losses, narrow the losses further in the third quarter. Is it likely to turn around this fiscal, do you see that happening?

VIVEK PAUL: I mean, we just don't give guidance for the full year, but I think that what we are seeing is in some sense as we integrate these deeper and deeper into Wipro Technologies, a better handle on both the revenue and the margins.

DOW JONES: The US revenue has contributed over 53% of the total revenues right now. I mean where do you see that realization coming from?

VIVEK PAUL: That is actually for all of Wipro. If you look at the Wipro IT businesses, it is more than that. It is roughly 70%. We can give you the exact numbers. I think that the US continues to be a strong driver. If you look at the growth for example in IT this quarter, it was over 50% year-on-year growth and in the US, 50% plus. If you look at on the BPO side, virtually all the business was in the US. So, all that and the fact that we had over year on year 131% growth, shows that we are leading in BPO. So I think, the US continues to be the growth engine. But if you look at the new accounts opened, of the 35 new accounts opened, 17 were in the US, which meant 18 were outside. So, I think we may see a pick up in the other parts of the world, but at least in the last quarter really the US was the engine.

DOW JONES: Okay, from October I understand there has been a 12% average salary hike, which is going to somewhat squeeze your margins. Are there any counter measures that you have put in place to balance this out?

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VIVEK PAUL: Sure, I think that, you know, the things that we you want to keep pushing is cost productivity. So, I think what we want do is we want to be able to get more from our SG&A reduction, more from just being able to take more cost out of the business. In addition, what we want to do is we want to be able to continue to drive this trend towards growing realizations, we see there is some potential there. So, I think that as a result what we want to do is to be able to offset that impact. So, as Mr. Senapaty said that holding aside whatever happens with the rupee, which is unpredictable, we should be able to see some improvement.

DOW JONES: The price stabilization, do you see this as a sustainable thing or is it I mean after many quarters of falling down they have risen slightly this quarter. Do you see this as a trend going forward?

VIVEK PAUL: Well, you know, it is difficult to extrapolate from one data point. So, I think that you do have the ability to, you know, we might have the better ability to say this next quarter, but the good news is that you know we have turned a corner. Now, whether we stay turned, you know, we will find out. But, I think that right now you know as I said earlier we do expect to use that as among drivers to offset the cost of the salary increase.

DOW JONES: Okay, are there any particular domains that you would like to expand faster than others at the moment?

VIVEK PAUL: I think that you know we don't ask one domain to go faster than the other. I mean, we tell all of our domains go out and get the most you can at the business in the industry, in the market environment, and we will add up the numbers later. So, we have never tried to say you go slower this quarter because we want you to be a lesser part of our business.

DOW JONES: What percentage of your total revenue is offshore right now?

VIVEK PAUL: 42%.

DOW JONES: 42% is offshore. Okay, where do you see this going?

VIVEK PAUL: I think that what is happening in the individual practices, the offshore component is rising, but the components now have higher onsite component. For example, infrastructure services and package implementation are rising faster than average. So, what is happening is the individual practices are improving in offshore, but were mixing up by having more of the practices that are more onsite centric.

DOW JONES: Okay, sir, what is happening on the ADS front I mean ADS issue?

VIVEK PAUL: I know, I kind of read the newspapers and I see that we are supposed to be doing something, but I think that when we do something we are positively obliged and we will be sharing that with the market.

DOW JONES: But there is nothing concrete at the moment?

VIVEK PAUL: Well if there was something we will be legally obliged to an answer.